Exhibit 99.5

Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
(“Telkom”)

Vodacom interim results for the six months ended September 30, 2003

COMMENTARY

Vodacom Group (Proprietary) Limited (“Vodacom” or “Vodacom Group”) (unlisted), South Africa’s leading mobile communications group, in which Telkom has a 50.0% holding, announced interim results for the six months ended September 30, 2003. Revenue increased by 19.6% over the same period last year to R11,296 million (US$1,592 million). Profit from operations increased 33.4% to R2,451 million (US$345 million) and net profit after tax and minorities increased 49.7% to R1,374 million (US$194 million).

Group financial highlights (September 30, 2002 to September 30, 2003)

•	Group operating margin increased from 19.5% to 21.7%

•	Group EBITDA growth of 22.2% to R3,698 million

•	Group EBITDA margin increased from 32.1% to 32.7%

•	Group capital expenditure reduced 34.3% to R1,129 million

•	Capital expenditure as a percentage of revenue down from 18.2% to 10.0%

•	Improved net debt to net tangible assets ratio from 74.9% to 37.4%

•	Improved net debt to equity ratio from 66.8% to 34.7%

•	Interim dividend paid of R600 million

Operating indicators

•	Group total customers increased 25.1% to 9.6 million

•	Other African customers increased 98.0% to 1.1 million

•	SA gross connections increasing 38.3% to 2.2 million

•	SA customers increased 19.5% to 8.5 million

•	SA ARPU of R179 per month, down from R181 per month

•	SA contract ARPU up 8.3% to R663 per month

•	SA contract churn down from 13.2% to 10.8%

•	SA prepaid ARPU of R87 per month, down from R88 per month

•	SA market share of 55%

GROUP FINANCIAL REVIEW

     The recent strengthening of the Rand by 27.3% against the US Dollar from a six-month average of $=R10.43 in 2002 to $=R7.58 in 2003 had a negative impact on the translation of the results of Vodacom’s other African operations as well as having a significant impact on its operations. The rapid growth of start-up operations in the Democratic Republic of the Congo and increased competition in all markets in which Vodacom operates, put significant pressure on margins. However, both consolidated profit from operations and EBITDA margins increased as Vodacom successfully continued to improve efficiencies, while maintaining strict financial discipline.

REVENUE
In ZAR millions

	Six months ended September 30

	2002	2003
	(unaudited)	(unaudited)	%change
South Africa	8,892	10,605	19.3
Tanzania	408	431	5.6
Congo (51%)	95	205	115.8
Lesotho	46	55	19.6
	9,441	11,296	19.6

Revenue continued to grow at a healthy pace, increasing by 19.6% to R11,296 million for the six months ended September 30, 2003 (September 30, 2002: R9,441 million). Vodacom’s other African operations grew satisfactorily considering the stronger Rand, contributing R691 million or 6.1% (September 30, 2002: R549 million or 5.8%) to Group revenues for the six months ended September 30, 2003. Vodacom Congo, in particular, achieved very strong revenue growth albeit off a low base, growing revenues by 115.8% to R205 million for the six months ended September 30, 2003. However, growth was still primarily driven by Vodacom’s South African operations. The first six months of the financial year has seen continued growth in the South African mobile cellular industry. Exceptionally high industry-wide gross connections were driven by low cost deals to prepaid customers which, in turn, were driven by strong competition between the South African operators. Vodacom South Africa’s exceptionally low contract churn has resulted in good net connections. All of these factors worked in concert to produce strong revenue growth in South Africa of 19.3%, to R10,605 million for the six months ended September 30, 2003 (September 30, 2002: R8,892 million).

GROUP FINANCIAL REVIEW (CONTINUED)

PROFIT FROM OPERATIONS
In ZAR millions

	Six months ended September 30

	2002	2003
	(unaudited)	(unaudited)	%change
South Africa	1,965	2,502	27.3
Tanzania	60	54	(10.0)
Congo (51%)	(84)	(6)	92.9
Lesotho	1	—	—
Holding companies	(104)	(99)	4.8
	1,838	2,451	33.4
Profit from operations margin (%)	19.5	21.7

The forces exercising pressure on operating margins continued this year, namely increasing interconnect costs, the change in traffic mix and a more competitive operating environment. In South Africa, as expected, market share reduced to 55%, while competition in all of Vodacom’s other African ventures also increased. Despite these challenging conditions, Vodacom again proved that it can maintain its margins. Vodacom’s profit from operations margin increased to 21.7% for the six months ended September 30, 2003, up from 19.5% for the corresponding six months in 2002. This is promising, since Vodacom’s results have historically been seasonal, with the second six months of Vodacom’s financial year delivering stronger results and margins primarily because of the higher call activity during the December holiday period in South Africa. Vodacom Tanzania’s profit from operations reduced from the prior six-month period due to the strengthening of the Rand but in US Dollar terms it increased by 22.4%.

EBITDA
In ZAR millions

	Six months ended September 30

	2002	2003
	(unaudited)	(unaudited)	%change
South Africa	2,949	3,540	20.0
Tanzania	130	122	(6.2)
Congo (51%)	(56)	33	158.9
Lesotho	14	12	(14.3)
Holding companies	(10)	(9)	10.0
	3,027	3,698	22.2
EBITDA margin (%)	32.1	32.7

EBITDA (continued)

Group EBITDA increased by 22.2% to R3,698 million for the six months ended September 30, 2003 (September 30, 2002: R3,027 million). Vodacom managed to increase its EBITDA margin by 0.6 percentage points to 32.7% (September 30, 2002: 32.1%). The slightly smaller improvement in EBITDA margin compared to profit from operations margin is the result of the lower growth in the depreciation charge, resulting primarily from the slowing capital expenditure in the South African operations. When low-margin cellular phone sales are excluded from Group revenue, the EBITDA margin increases to 37.8% for the six months ended September 30, 2003, up from 37.2% for the six months ended September 30, 2002.

NET PROFIT
In ZAR millions

	Six months ended September 30

	2002	2003
	(unaudited)	(unaudited)	%change
Profit before taxation	1,539	2,153	39.9
Taxation	(525)	(772)	47.0
Minority interest	(96)	(7)	92.7
	918	1,374	49.7
Net profit margin (%)	9.7	12.2

Net profit after taxes and minority interests increased by 49.7% to R1,374 million for the six months ended September 30, 2003 (September 30, 2002: R918 million). The significant increase in net profit was due primarily to an improvement in profit from operations margin as well as a 4.7% decrease in finance costs to R653 million for the six months ended September 30, 2003 (September 30, 2002: R685 million). The reduced finance costs was a direct result of Vodacom’s improved net debt position, coupled with a lower interest rate environment in South Africa and globally as well as a much reduced FEC book which resulted in relatively lower finance charges being incurred because of the strengthening of the Rand. The positive impact of the lower finance charge was partially offset by a substantial increase of 47.0% in Vodacom’s consolidated taxation charge. The increase of 1.8 percentage points in the effective tax rate to 35.9% for the six months ended September 30, 2003 (September 30, 2002: 34.1%) is primarily the result of R75 million STC payable on the interim dividend of R600 million, as well as an increase in the deferred taxation charge. Excluding the after-tax (at 30%) impact of the effects of realised and unrealised FEC and foreign liability revaluations, net profit after tax increased 44.4% to R1,506 million compared to R1,043 million for the same period in the previous year.

GROUP FINANCIAL REVIEW (CONTINUED)

REVENUE ANALYSIS
In ZAR millions

	Six months ended September 30

	2002	2003
	(unaudited)	(unaudited)	%change
Airtime and access	5,061	6,326	25.0
Interconnection	2,555	2,814	10.1
Equipment sales	1,305	1,514	16.0
International airtime	343	470	37.0
Other sales and services	177	172	(2.8)
	9,441	11,296	19.6

Airtime and access

Vodacom derives airtime and access revenue mainly from monthly access charges and airtime usage fees paid by contract customers as well as fees paid by prepaid customers for starter phone packages, airtime usage and revenue from mobile data services. Vodacom’s airtime revenue increased by 25.0% from the corresponding six-month period in 2002 to R6,326 million for the six months ended September 30, 2003. The growth was primarily driven by substantial increases in Vodacom’s customers, both in South Africa and in its other African operations. However, the bulk of its airtime revenue is still being generated by the South African operations. Total South African customers increased 19.5% since September 30, 2002 to 8.5 million, primarily due to strong prepaid customer growth of 21.4%. Vodacom’s consolidated data revenue reached R512 million in the six months ended September 30, 2003, accounting for 4.5% of Group revenue. Comparable information is not available because of a change in the way Vodacom accounts for data revenue. Vodacom South Africa transmitted 910 million SMSs over its network in the six months ended September 30, 2003 compared to 653 million SMSs in the six months ended September 30, 2002, an increase of 39.4%. Vodacom South Africa’s SMS traffic increased primarily due to competitions and TV programmes such as “Big Brother” and the increasingly popular 4U package which is priced to encourage SMS usage.

Interconnection

Interconnection revenue includes revenue from CellC for national roaming services and is driven by the volume of traffic and the interconnection termination rates payable. The increase in interconnection revenue of 10.1% over the previous period, is well below the increase in total revenue and customers. This trend reflects the decreasing incoming traffic from Telkom, due primarily to call substitution of fixed for mobile calls.

REVENUE ANALYSIS (continued)

Equipment sales

Vodacom purchases handsets for the Group and for external service providers in bulk at purchase discounts in order to lower the cost of handset subsidisation. Vodacom’s revenue from equipment sales increased 16.0% from the prior six-month period in 2002 to R1,514 million, primarily due to the exceptionally high gross connections experienced in South Africa, and to a lesser extent the growth in Vodacom Congo. Handset prices benefited from the recent strength of the Rand.

International airtime

International airtime comprise mainly of international calls and roaming revenue from Vodacom’s customers and from international visitors roaming on Vodacom’s network. The 37.0% increase from the prior six-month period is primarily due to an increase in the number of Vodacom’s South African customers roaming internationally as well as an increase in the number of international visitors roaming in South Africa, coupled with increased usage. Vodacom now offers roaming in 131 countries on 247 different networks.

Other sales and services

Other revenue includes revenue from various non-GSM-related revenue and revenue from Vodacom’s insurance cell captive. Vodacom’s other revenue decreased marginally by 2.8% from the prior six-month period.

OPERATING EXPENSES ANALYSIS
In ZAR millions

	Six months ended September 30

	2002	2003
	(unaudited)	(unaudited)	% change
Depreciation and amortisation	1,189	1,247	4.9
Payments to other network operators	983	1,379	40.3
Other direct network operating costs	4,338	5,013	15.6
Staff expenses	502	632	25.9
Marketing and advertising expenses	365	345	(5.5)
General administration expenses	234	300	28.2
Other operating income	(8)	(71)	787.5
	7,603	8,845	16.3

Depreciation and amortisation

Depreciation and amortisation increased a marginal 4.9% over the same period last year to R1,247 million for the six months ended September 30, 2003, primarily due to depreciation and amortisation of capital expenditures Vodacom incurred in building out its network in South Africa and other sub-Saharan African countries. The low growth in depreciation and amortisation is the result of a slowdown of capital expenditure in Vodacom’s South African operations where Vodacom has substantially completed building its network, including GPRS, MMS and 1800 MHz capabilities. Furthermore, the stronger Rand had a positive impact on the depreciation charge from other African operations, where network roll-out is still aggressive.

Payments to other network operators

Payments to other network operators increased a substantial 40.3% in the six months ended September 30, 2003 compared to the six months ended September 30, 2002. Payments to other network operators consist mainly of interconnection payments made by Vodacom’s South African and other African operations for terminating calls on other operators’ networks and was therefore affected by increased outgoing traffic from South Africa and other African countries in line with increased customer growth. The trend that Vodacom has observed in the past of outgoing traffic increasingly terminating on mobile networks, rather than on fixed-line networks (fixed-mobile substitution) has continued, resulting in higher interconnection costs as the cost of terminating calls on other mobile networks is generally higher than calls terminating on fixed-line networks. This trend has been most evident in its South African operations. The increase was further due to the increase in interconnection tariffs on January 1, 2003 in South Africa in terms of interconnection agreements and more calls terminating on mobile networks as mobile traffic grows.

Other direct network operating costs

Other direct network operating costs have been well managed to have increased 15.6% to R5,013 million in the six months ended September 30, 2003 (September 30, 2002: R4,338 million). Other direct network operating costs are incurred to maintain and support the growth in operations. Vodacom has managed to contain the increases in these expenses at levels below the growth in revenues, significantly aiding margins. Other direct network expenses include commissions, cost of goods sold, regulatory and licence fees, site and site maintenance costs and other distribution expenses. The increased competition in the South African market has put upward pressure on connection costs and other distribution expenses, but has been offset to some extent by lower costs because of the stronger Rand.

Staff expenses

Vodacom’s staff expenses increased 25.9% to R632 million in the six months ended September 30, 2003 (September 30, 2002: R502 million) due mainly to an increased deferred bonus incentive provision, resulting from the increased consolidated profitability. Staff expenses consist mainly of salaries and wages of employees as well as contributions to employee pension and medical aid funds and benefits and expenses related to Vodacom’s deferred bonus incentive scheme. The amount of the deferred bonus accruing to employees is linked to consolidated profit before tax, which showed low growth in 2002 due mainly to the impact of IAS 39: Financial Instruments: Recognition and Measurement, but increased markedly for the period under review.

The increase was also the result of an overall increase in average salaries for employees of approximately 8.0% combined with a 5.8% increase in the number of employees. Employee productivity, as measured by customers per employee (including contractors and temps), again increased by a pleasing 18.2% to 2,137 (September 30, 2002: 1,808). This has been achieved because Vodacom managed to control headcount growth to 5.8% across all operations, to 4,489 as at September 30, 2003 (September 30, 2002: 4,242) despite solid growth in operations.

Marketing and advertising expenses

Marketing and advertising expenses decreased by 5.5% to R345 million in the six months ended September 30, 2003 (September 30, 2002: R365 million) primarily because of significant marketing expenses that were incurred in the preceding six-month period for the launching of Vodacom Congo, which was not repeated in the current period.

General administration expenses

General administration expenses comprise a number of expenses including accommodation, information technology costs, office administration, consultants’ expenses, corporate social investment and insurance. General administration expenses increased by 28.2% to R300 million in September 30, 2003 (September 30, 2002: R234 million), due to a large once-off reimbursement which was netted against the related expense in the preceding six-month period. If the effect of this reimbursement is excluded, general administration expenses increased by 7.5% from the prior six-month period, in line with inflation.

Other operating income

Other operating income comprises income of a nature that Vodacom does not view as part of its core activities, and is therefore shown separately.

CAPITAL EXPENDITURE
In ZAR millions

	Six months ended September 30

	2002	2003
	(unaudited)	(unaudited)	%change
South Africa	1,119	830	(25.8)
Tanzania	160	145	(9.4)
Congo (51%)	403	146	(63.8)
Lesotho	35	4	(88.6)
Holding companies	1	4	300.0
	1,718	1,129	(34.3)
CAPEX as a percentage of revenue	18.2	10.0

     Vodacom’s capital expenditure for the six months to September 30, 2003 was down 34.3% to R1,129 million, or 10.0% of revenue from R1,718 million, or 18.2% of revenue in the preceding six-month period. Cumulative capital expenditure as at September 30, 2003 was R19.2 billion, compared to R18.3 billion as at March 31, 2003 and R17.1 billion as at September 30, 2002. It is Vodacom’s policy to economically hedge all foreign-denominated committed orders from South Africa. However, because Vodacom does not qualify to apply hedge accounting to these transactions in terms of International Financial Reporting Standards, FEC profits and losses are reflected as financing income and costs in its financial statements. Capital expenditure for the period and the translation of foreign assets are sensitive to movements in exchange rates, which has worked in Vodacom’s favour during the current period. Vodacom’s South African network roll-out requirements have substantially decreased and older orders are fast being completed. Subsequently, the historically large FEC book has also reduced rapidly from R2,072 million at September 30, 2002 to R1,403 million at March 31, 2003 and finally to R801 million at September 30, 2003, a decrease of 61.3% from September 30, 2002. Capital expenditure in Vodacom’s other African operations is still at relatively high levels, and this is expected to continue until these markets are more mature and the network infrastructure roll-out substantially completed. Vodacom’s reduced consolidated capital expenditure has a material positive impact on the cash generation and has supported Vodacom paying an interim dividend. South African cumulative network capital expenditure per customer is at an all-time low of R1,876, a further 5.6% improvement from September 30, 2002. As an example of another exciting Vodacom and South African first, Vodacom is in the process of rolling out equipment to supply mobile coverage in one of AngloGold’s mines, the Great Noligwa Goldmine.

FUNDING
In ZAR millions

	Six months ended September 30

	2002	2003
	(unaudited)	(unaudited)	% change
South Africa: finance leases	794	892	12.3
South Africa: short-term finance	421	—	(100.0)
South Africa: shareholders’ loans	920	—	(100.0)
Tanzania: outside shareholders’ loans	93	83	(10.8)
Tanzania: project finance	474	422	(11.0)
Congo: extended and revolving credit and other loans (51%)	364	653	79.4
Net bank overdrafts and non-interest-bearing debt	1,168	570	(51.2)
Net debt	4,234	2,620	(38.1)
Net debt as a percentage of equity	66.8	34.7

Even after paying out R1.2 billion worth of dividends to its shareholders and repaying R920 million worth of shareholder loans during the six months ended September 30, 2003, Vodacom’s balance sheet remains very healthy. Net debt as at September 30, 2003 increased by only 14.1% to R2,620 million from R2,295 million as at March 31, 2003, and actually decreased markedly by 38.1% from

	Six months ended September 30

	2002	2003
	(unaudited)	(unaudited)	%change
Total mobile customers (thousands)	7,130	8,522	19.5
Contract	1,139	1,251	9.8
Prepaid	5,961	7,242	21.4
Community services telephones	30	29	(3.3)
Gross connections (thousands)	1,625	2,248	38.3
Contract	110	110	—
Prepaid	1,513	2,135	41.1
Community services	2	3	50.0
3 month Inactive customers (%)	15.1	15.3	1.3
Contract (%)	4.9	5.6	14.3
Prepaid (%)	17.0	17.1	0.6
Churn (%)	30.7	39.1	27.4
Contract (%)	13.2	10.8	(18.2)
Prepaid (%)	34.3	44.1	28.6
Mobile market share (%) (at period end)	59	55	(6.8)
Mobile market penetration (%) (at period end)	26.6	34.9	31.2
Total traffic (millions of minutes)	5,007	5,774	15.3
Outgoing	2,994	3,601	20.3
Incoming (interconnection)	2,013	2,173	7.9
Average monthly revenue per customer (ARPU) (ZAR)	181	179	(1.1)
Contract	612	663	8.3
Prepaid	88	87	(1.1)
Community services	1,766	1,912	8.3
Average monthly minutes of use (MOU) per customer (outside the bundle)	102	95	(6.8)
Contract	269	268	(0.4)
Prepaid	53	54	1.9
Community services	3,215	2,699	(16.0)
Cumulative network capital expenditure per customer (ZAR, at period end)	1,980	1,876	(5.3)
Number of employees (incl. temps and contractors, at period end)	3,845	3,844	—
Number of customers per employee (at period end)	1,854	2,217	19.6

R4,234 million as at September 30, 2002. Net debt as a percentage of equity as at September 30, 2003 was 34.7%, compared to 33.6% as at March 31, 2003 and 66.8% as at September 30, 2002.

Vodacom’s consolidated net debt as at September 30, 2003 consists of R892 million Rand-denominated finance leases (September 30, 2002: R794 million finance leases, R421 million short-term funding) and R1,158 million foreign-denominated funding and other short-term loans (September 30, 2002: R931 million) for its other African operations as well as R570 million in net bank overdraft balances and non-interest-bearing debt (September 30, 2002: R1,168 million). Of the foreign-denominated funding loans, R422 million is ring-fenced project finance debt in Vodacom Tanzania, whereas the rest of the foreign-denominated funding loans are not yet ring-fenced, being primarily bridging finance facilities for Vodacom Congo. Consolidated debt includes 51% of Vodacom Congo’s debt. Non-consolidated recourse debt amounts to R615 million. Vodacom is confident that, given its current strong cash generation, it will be able to continue to fund its African expansion strategy while also continuing to pay dividends to its shareholders.

SEGMENT COMMENTARY

VODACOM SOUTH AFRICA OPERATIONAL OVERVIEW

Key operational indicators

Customer growth in South Africa has once again been driven by very strong prepaid connections. Vodacom has seen the highest ever number of gross connections, increasing 38.3% to total 2.2 million to September 30, 2003 compared to the same period in the preceding year. Vodacom continues to have a firm belief in the depth of the South African market, with its initial estimate of the total South African market of 19 million customers already almost being tested, with no sign of the growth abating. As at September 30, 2003 Vodacom estimates the total number of South African mobile customers at 15.6 million, with Vodacom having the lion’s share, at an estimated 55%. Because of its exceptionally low contract churn of 10.8%, Vodacom South Africa has managed to grow its contract base despite the aggressive acquisition strategies of its competitors. The relatively high prepaid churn of 44.1% can be attributed to the low cost of entry market model which has become even more competitive. The increased deletions are the result of a shortening of the time window lock period from 125 days to 94 days in the six-month period under review as well as a change to the inactivity rule for customers, resulting in a higher number of customers being classified as inactive and subsequently being deleted. The implementation of the new activity rules will be completed during the second half of the year. The significant reduction in MOUs from community services phones by 16.0% to 2,699 minutes per month for the six months to September 30, 2003 (September 30, 2002: 3,215) is a result of the tariff increases that were effected November 1, 2002 to 85c incl. VAT per minute. The price-sensitivity of the target market resulted in a decrease in usage although ARPUs still increased 8.3% in the same period. Prepaid and contract MOUs remained stable. Growth in new service offerings is very encouraging, with active MyLife GPRS users reaching 35,642 in September 2003 (January 2003: 4,846) with total usage of 24 gigabytes in the month of September 2003 (January 2003: 4 gigabytes). MMS growth is just as exciting. On September 30, 2003, Vodacom had 19,592 active MMS users (January 2003: 1,421) with the number of messages sent reaching 128,757 for the month of September 2003 (January 2003: 39,670 messages). Vodacom is very excited about the further growth opportunities offered by the successful launch of its business brand, Office Anywhere, on August 10, 2003. Productivity, as measured by customers per employee, increased by 19.6% to 2,217 customers per employee, again proving the quality of our workforce.

SEGMENT COMMENTARY (CONTINUED)

VODACOM TANZANIA
Key indicators

	Six months ended September 30

	2002	2003
	(unaudited)	(unaudited)	%change
Number of customers	305,953	541,285	76.9
Contract	7,687	5,027	(34.6)
Prepaid	297,933	533,259	79.0
Public phones	333	2,999	800.6
ARPU (USD)	23	18	(21.7)
Revenue (ZAR millions)	408	431	5.6
EBITDA (ZAR millions)	130	122	(6.2)
Profit from operations (ZAR millions)	60	54	(10.0)
Revenue (USD thousands)	39,165	56,858	45.2
EBITDA (USD thousands)	12,502	16,038	28.3
Profit from operations (USD thousands)	5,800	7,102	22.4
Project finance debt (ZAR millions)	474	422	(11.0)
Cumulative capex (USD millions)	115	152	32.2
Number of employees (incl. temps and contractors, at period end)	208	270	29.8
Mobile market share (estimate, %)	60	56	(6.7)

Vodacom owns a 65% interest in Vodacom Tanzania Limited (“Vodacom Tanzania”) which competes with four other mobile operators in Tanzania. Vodacom Tanzania became the largest mobile communications network operator in Tanzania within one year of launching and has continued to dominate ever since. The devaluation of the Tanzanian Shilling against the US Dollar, Vodacom Tanzania’s billing currency, together with increased competition, has put pressure on ARPUs. However, management acted decisively by reducing tariffs substantially in June 2003, thereby reducing time-window locked handsets, churh and increasing the number of active customers. There is a 21.7% decline from the prior six-month period in ARPUs to $18 per month for the six months ended September 30, 2003 (September 30, 2002: $23). Despite the lower than anticipated ARPUs experienced, rapid customer growth has to a certain extent offset the negative impact of the lower ARPUs. The net effect of the increased competition and the devaluation of the currency has been a decrease in EBITDA in the six months ended September 30, 2003 to R122 million (September 30, 2002: R130 million) and profit from operations to R54 million (September 30, 2002: R60 million) from the preceding six-month period. It is evident from the table above that the strengthening of the Rand against the US Dollar hurt Vodacom’s profitability in Rand terms. However, in US Dollar terms, revenue, EBITDA and profit from operations increased significantly when compared to the same period last year, with all three indicators showing growth in excess of 20%. Vodacom Tanzania’s cumulative capital expenditures through September 30, 2003 was $152 million (September 30, 2002: $115 million). Vodacom Tanzania has passed its peak funding requirement, and total drawn facilities as at September 30, 2003 amounted to R422 million or $59.5 million (September 30, 2002: R474 million). Despite the changing market dynamics and lower than anticipated results in Rand terms, management is confident that the fundamentals are firmly in place to enable Vodacom Tanzania to deliver strong returns in the future.

VODACOM CONGO
Key indicators (all indicators reflect 100% of Vodacom Congo)

	Six months ended September 30

	2002	2003
	(unaudited)	(unaudited)	%change
Number of customers	142,477	457,707	221.2
Contract	1,778	5,934	233.7
Prepaid	137,502	442,757	222.0
Public phones	3,197	9,016	182.0
ARPU (USD)	22	24	9.1
Revenue (ZAR millions)	186	401	115.8
EBITDA (ZAR millions)	(109)	64	158.9
Loss from operations (ZAR millions)	(165)	(12)	92.9
Revenue (USD thousands)	17,767	53,024	198.4
EBITDA (USD thousands)	(10,479)	8,514	181.8
Loss from operations (USD thousands)	(15,849)	(1,336)	91.6
Drawn credit facilities (ZAR millions)	714	1,280	79.3
Cumulative capex (USD millions)	91	157	72.5
Number of employees (incl. temps and contractors, at period end)	119	305	156.3
Mobile market share (estimate, %)	24	45	87.5

Vodacom owns a 51% interest in Vodacom Congo (R.D.C.) s.p.r.l. (“Vodacom Congo”), while Congolese Wireless Network s.p.r.l. owns the remaining 49%. Vodacom Congo’s network was relaunched under the Vodacom name in May 2002, and as such is still a relatively new operation. Vodacom proportionally consolidates the results of Vodacom Congo due to certain minority protection rights enjoyed by the other shareholder. Despite strong competition, Vodacom Congo increased customers 84.6% in the last six months alone and estimates that its 457,707 customers reflect a market share of 45%. Within this high customer growth stage, it is impressive to report an increase in ARPUs from $22 to $24 especially as this reflects a turnaround after the decline reported at March 31, 2003 to $20. Vodacom Congo’s revenues increased 115.8% to R401 million in the six months to September 30, 2003, as a result of the higher than anticipated customer growth numbers and ARPUs. Vodacom Congo has turned EBITDA positive at R64 million for the six months ended September 30, 2003 (September 30, 2002: R109 million loss) and shows only a small operating loss of R12 million for the six months ended September 30, 2003 (September 30, 2002: R165 million loss). The loss from operations is reported after the deduction of a management fee payable to Vodacom. The operations in Vodacom Congo are now more predictable and progressing according to plan, although the somewhat lower than anticipated margins achieved to date and the current strong customer growth experienced indicates that the project will ultimately take a longer time to turn profitable than initially expected. Vodacom Congo’s cumulative capital expenditures through September 30, 2003 were $157 million (September 30, 2002: $91 million). Pursuant to its shareholders’ agreement Vodacom is responsible for the funding of the operations for the first three years which it has done in part through recourse to South Africa. Only 51% of the debt is reflected on the consolidated balance sheet. Vodacom Congo is in the process of seeking project finance for the operation.

VODACOM LESOTHO
Key indicators

	Six months ended September 30

	2002	2003
	(unaudited)	(unaudited)	%change
Number of customers	91,898	70,524	(23.3)
Contract	5,639	3,031	(46.2)
Prepaid	86,001	66,875	(22.2)
Public phones	258	618	139.5
ARPU (ZAR)	87	119	36.8
Revenue (ZAR millions)	46	55	19.6
EBITDA (ZAR millions)	14	12	(14.3)
Profit from operations (ZAR millions)	1	—	—
Cumulative capex (ZAR millions)	158	198	25.3
Number of employees (incl. temps and contractors, at period end)	70	70	—
Mobile market share (estimate, %)	n/a	78	—

Vodacom owns an 88.3% interest in Vodacom Lesotho (Proprietary) Limited (“Vodacom Lesotho”). The Lesotho Telecommunications Corporation was issued the second mobile communications licence in Lesotho and commenced operations in April 2002, which has had a negative impact on the profitability of Vodacom Lesotho. The decline in the number of customers is the result of a concerted cleaning-up process of the customer base during which time inactive customers were deleted from the base. Vodacom Lesotho’s revenue grew by 19.6% to R55 million (September 30, 2002: R46 million) driven by an increase in active customers. Fierce competition has resulted in significant margin squeeze, resulting in a decrease in EBITDA of 14.3% and a very flat profit from operations performance. Vodacom Lesotho’s cumulative capital expenditure through September 30, 2003 were R198 million (September, 30 2002: R158 million).

Vodacom Mozambique

The main obstacles that previously prevented Vodacom from utilising its licence and commencing operations in Mozambique were the legal and commercial separation of the incumbent fixed-line operator and the current sole mobile operator in the country. These obstacles have been overcome and commercially viable interconnect agreements have been entered into. With all the prerequisites in place, Vodacom Mozambique started operational roll-out at the beginning of October 2003. Vodacom Mozambique holds a 15-year mobile telecommunications licence, which officially commenced on August 23, 2003. Vodacom Mozambique anticipates to launch its commercial services in early December 2003.

Nigeria

Until Vodacom was invited by Econet Wireless Nigeria (“EWN”) earlier this year to acquire equity in EWN, Vodacom had no intention of participating in the Nigerian cellular industry. Vodacom responded to the invitation by the EWN Board by making an offer subject to a successful financial and legal due diligence. This offer was accepted by the EWN Board and shareholders.

Vodacom is currently engaged in the necessary financial and legal due diligence before the transaction can proceed. This due diligence work is not as yet complete. Should this due diligence reveal any financial or legal obstacle in pursuing the proposed transaction, then clearly such a transaction cannot take place.

It is Vodacom’s information that the primary reason for EWN inviting Vodacom to make an offer and accepting such an offer was a need on their part to acquire more operational and marketing support, as well as financial support, to compete more effectively in the Nigerian market.

Dividends and shareholder distributions

Vodacom has delivered excellent returns to its shareholders in the past due to its impressive profitability and cash generation. Vodacom has made the following payments in the six months to September 30, 2003:

•	R920 million shareholders loans repaid June 30, 2003

•	R600 million final 2003 dividend paid June 30, 2003

•	R600 million interim 2004 dividend paid September 30, 2003

     Despite its ambitious African expansion, Vodacom remains

confident that it will continue to pay dividends to its shareholders.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	For the six months ended
	September 30

	2002	2003
	Rm	Rm	%
	(unaudited)	(unaudited)	change
Revenue	9,440.8	11,295.6	19.6
Other operating income	8.3	71.1	756.6
Direct network operating cost	(5,320.6)	(6,391.5)	20.1
Depreciation	(1,084.8)	(1,148.0)	5.8
Staff expenses	(501.7)	(632.5)	26.1
Marketing and advertising expenses	(364.8)	(344.8)	(5.5)
General administration expenses	(234.4)	(300.1)	28.0
Amortisation of intangible assets	(104.6)	(98.9)	(5.4)
Profit from operations	1,838.2	2,450.9	33.3
Interest, dividends and other financial income	385.4	354.5	(8.0)
Finance costs	(685.1)	(652.8)	(4.7)
Profit before taxation	1,538.5	2,152.6	39.9
Taxation	(524.7)	(772.1)	47.2
Profit after taxation	1,013.8	1,380.5	36.2
Minority interest	(95.7)	(7.0)	(92.7)
Net profit	918.1	1,373.5	49.6

Note: % Change may differ from that disclosed elsewhere because of rounding differences.

CONDENSED CONSOLIDATED BALANCE SHEETS

	As at	As at
	March 31	September 30
	2003	2003
	Rm	Rm	%
	(audited)	(unaudited)	change
ASSETS
Non-current assets	12,125.9	12,030.1	(0.8)
Property, plant and equipment	10,675.0	10,502.1	(1.6)
Intangible assets	551.1	550.8	(0.1)
Investments	195.1	249.4	27.8
Deferred taxation	704.7	727.8	3.3
Current assets	4,689.7	5,083.3	8.4
Inventory	238.8	246.6	3.3
Accounts receivable	3,158.9	3,680.7	16.5
Current portion of investments	50.9	95.3	87.2
Foreign currency derivatives	34.6	0.7	(98.0)
Bank and cash balances	1,206.5	1,060.0	(12.1)
Total assets	16,815.6	17,113.4	1.8
EQUITY AND LIABILITIES
Capital and reserves	6,837.4	7,551.2	10.4
Ordinary share capital	—	—	—
Non-distributable reserves	(132.3)	(192.6)	45.6
Retained earnings	6,969.7	7,743.8	11.1
Minority interest	88.0	85.0	(3.4)
Non-current liabilities	2,881.6	2,615.4	(9.2)
Interest bearing debt	1,732.2	1,382.7	(20.2)
Deferred taxation	993.1	1,083.9	9.1
Provisions	156.3	148.8	(4.8)
Current liabilities	7,008.6	6,861.8	(2.1)
Accounts payable	3,799.0	3,938.2	3.7
Taxation payable	315.2	224.9	(28.6)
Shareholder loans	920.0	—	(100.0)
Non interest bearing debt	4.3	4.3	—
Current portion of interest bearing debt	286.1	667.7	133.4
Provisions	324.4	329.2	1.5
Dividends payable	600.0	—	(100.0)
Foreign currency derivatives	200.6	72.5	(63.9)
Bank overdrafts	559.0	1,625.0	190.7
Total equity and liabilities	16,815.6	17,113.4	1.8

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share		Non-
	capital and	Retained	distributable
	premium	earnings	reserves	Total
	Rm	Rm	Rm	Rm
Balance at March 31, 2002 - audited	—	5,357.7	106.1	5,463.8
Net profit for the period	—	918.1	—	918.1
Contingency reserve	—	1.3	(1.3)	—
Net gains and losses not recognised in the income statement
Foreign currency translation reserve	—	—	(54.1)	(54.1)
Foreign currency translation reserve - deferred taxation	—	—	9.2	9.2
Balance at September 30, 2002 - unaudited	—	6,277.1	59.9	6,337.0
Balance at March 31, 2003 - audited	—	6,969.7	(132.3)	6,837.4
Net profit for the period	—	1,373.5	—	1,373.5
Dividends declared	—	(600.0)	—	(600.0)
Contingency reserve	—	0.6	(0.6)	—
Net gains and losses not recognised in the income statement
Foreign currency translation reserve	—	—	(65.3)	(65.3)
Foreign currency translation reserve - deferred taxation	—	—	5.6	5.6
Balance at September 30, 2003 - unaudited	—	7,743.8	(192.6)	7,551.2

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	For the six months ended
	September 30

	2002	2003
	Rm	Rm	%
	(unaudited)	(unaudited)	change
CASH FLOW FROM OPERATING ACTIVITIES
Cash receipts from customers	9,009.8	10,789.2	19.7
Cash paid to suppliers and employees	(5,838.0)	(7,798.2)	33.6
Cash generated from operations	3,171.8	2,991.0	(5.7)
Finance costs paid	(513.4)	(353.3)	(31.2)
Interest, dividends and other financial income received	286.9	181.1	(36.9)
Taxation paid	(707.9)	(787.0)	11.2
Dividends paid — shareholders	(600.0)	(1,200.0)	100.0
Net cash flows from operating activities	1637.4	831.8	(49.2)
CASH FLOW FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(2,081.3)	(1,000.5)	(51.9)
Proceeds on disposal of property, plant and equipment	4.6	0.2	(95.7)
Acquisition of intangible	—	(114.1)	100.0
Loans to minority shareholders	(153.9)	—	(100.0)
Current portion of investments	(172.9)	(140.0)	(19.0)
Other investing activities	(11.9)	—	(100.0)
Net cash flows utilised in investing activities	(2,415.4)	(1,254.4)	(48.1)
CASH FLOW FROM FINANCING ACTIVITIES
Shareholder loans repaid	—	(920.0)	100.0
Interest bearing debt incurred	336.4	145.8	(56.7)
Funding received from minority shareholders	157.8	—	(100.0)
Net cash flows from/(utilised in) financing activities	494.2	(774.2)	(256.7)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(283.8)	(1,196.8)	321.7
Cash and cash equivalents at the beginning of the period	(857.6)	647.5	(175.5)
Effect of foreign exchange rate changes	(23.1)	(15.7)	(32.0)
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	(1,164.5)	(565.0)	(51.5)

Johannesburg
24 November 2003

www.telkom.co.za

Special note regarding forward-looking statements All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption “Risk Factors” contained in item 3 of Telkom’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (SEC) and our other filings with the SEC, available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment; Telkom’s ability to reduce expenditure, customer non-payments, theft and bad debt, the outcome of arbitration or litigation proceedings with Telcordia Technologies Incorporated and others; general economic, political, social and legal conditions in South Africa and in other countries where Vodacom invests; fluctuations in the value of the Rand and inflation rates, our ability to retain key personnel; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.